EXHIBIT 99.4

CONSENT OF DOUG REDDY, M.Sc., P.GEO.

The undersigned hereby consents to the incorporation by reference in the Registration Statement on Form F-10 of Equinox Gold Corp. (the “Company”) (File No. 333-268499) of their name and the information that has been reviewed and approved by them in the Company’s Management’s Discussion and Analysis for the nine months ended September 30, 2023, dated October 31, 2023, included in the Current Report on Form 6-K of the Company, dated October 31, 2023.

Date: October 31, 2023	/s/ Doug Reddy
By: Doug Reddy, M.Sc., P.Geo.